SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
PUBLIC COMPANY

NOTICE OF CONVOCATION

EXTRAORDINARY GENERAL MEETING

A notice of convocation is hereby being issued to BRASKEM’s shareholders to attend the Extraordinary General Meeting to be held on July 20, 2006, at 10 a.m. at the Company’s headquarter at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, in the State of Bahia in order to discuss the following Agenda:

1)	The election of members of the Board of Directors, taking into account the resignations that have been submitted;

2)
To approve and to ratify the appointment and engagement performed by the executive officers of the Company of a specialized company to be responsible for the elaboration of an evaluation report of the assets of Companhia Industrial Alagoas (“CINAL”);

3)	The examination, discussion and approval of the Protocol and Justification pertaining to the partial spin-off transaction, with the transfer of the spun-off portion from CINAL’s assets to the Company;

4)	The examination, discussion and approval of the documents pertaining to the partial spin-off transaction, with the transfer of the spun-off portion from CINAL’s assets to the Company;

5)
The approval of the documents pertaining to the partial spin-off transaction, with the transfer of the part spun-off from CINAL’s assets to the Company, without any changes to the Company’s capital stock, and with the resulting downsizing of the equity of the Company in CINAL’s capital stock.

Attention:
Taking into account the Health, Safety and Environmental Norms (SSMA) in effect at the headquarters of the Company, which set forth the directives for the control of access of people and vehicles into the internal and external areas of the headquarters, the shareholders and their legal representatives are being convened for the Meeting are asked to arrive at least 30 minutes before the start of it, so as to insure compliance with the SSMA basic training instruction procedures in effect at the Company, which have been made available for consultation at the Company’s headquarter.

Camaçari/BA, July 4, 2006.

Pedro Augusto Ribeiro Novis
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.